Suite 2300, 1177 W. Hastings St.
Vancouver, British Columbia
CANADA V6E 2K3
TSX: KOR OTCQX: CORVF

Tel: (604) 638-3246
Fax: (604) 408-7499
info@corvusgold.com
www.corvusgold.com

NR16-05 **February 23, 2016**

Corvus Gold Outlines 2016 Exploration Program to Build on New Discoveries from 2015 at the North Bullfrog Project, NV

Vancouver, B.C… Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces its planned exploration program for the North Bullfrog project, Nevada. The initial thrust of the 2016 program will be to follow-up on a new potential high-grade gold discovery adjacent to the peripheral boundaries of the proposed pits as outlined in the Preliminary Economic Assessment (PEA) released last year (NR15-06, June 16, 2015) and to delineate other prospective new discoveries from the 2015 drill program (Figure 1).

At the NW Sierra Blanca target, a new potential high-grade gold discovery was identified late in the 2015 drill program. Due to the proximity to the existing pit outline at Sierra Blanca, a new discovery at this location could further augment the proposed oxide mill & heap leach operation as outlined in the PEA. Other notable new discoveries from the 2015 drill program will be priority follow-up targets in the 2016 program and include the Savage & North Jolly Jane targets. Surface exploration and modeling work is ongoing for these initial targets with drilling scheduled to begin in mid-April with the initial phase totalling approximately 5,000 metres.

Jeffrey Pontius, Corvus CEO states… "The success of Corvus' 2015 exploration and development work has set the stage for an exciting year of new and expanded discoveries. With our 2015 PEA and several new exploration discoveries from across the District, the Company believes it is increasing the potential of the North Bullfrog property. Corvus hopes to continue to unlock North Bullfrog's value as we further define these and potentially make other new discoveries over the course of the year."


NW Sierra Blanca
Rhyolite-YellowJacket Extension
N. Jolly Jane
Savage
Cat Hill
North Alunite Hill
Phase I 2016 Targets
Targets Tested in 2015
Yellowjacket
Liberty
Air Track
North Jolly Jane
Yellow Rose
Road Fault
Eastern Steam-heated Zone
Powerline
Vinegaroon
Sinter
Alunite Hill
Jolly Jane
Mayflower
Burro
Spicerite Graben
0 500 1,000
meters

Figure 1: Map of first phase 2016 exploration targets, North Bullfrog project, Nevada

Phase 1 Target Reviews

NW Sierra Blanca

The NW Sierra Blanca target area is over a kilometre long and located about 700 metres west of the high-grade YellowJacket deposit, where higher grade mineralization is associated with a broad zone of stockwork quartz veining. Drilling and exploration modeling in 2015 has now extended the disseminated low-grade system several hundred metres to the west with potential for multiple structural zones hosting high-grade stockwork type mineralization. This new target is at least as large as the current Sierra Blanca/YellowJacket deposit area and offers potential to expand the existing deposit.

The NW Sierra Blanca Zone lies along the western boundary of the main Sierra Blanca deposit under shallow cover and appears to be analogous to the high-grade YellowJacket Deposit to the east. This new zone has returned encouraging intercepts from shallow depths such as 3.1 metres of 5 g/t gold and 42.0 g/t silver (Hole NB-15-282) and 20 metres of 1.3 g/t gold and 1.8 g/t silver (Hole NB-15-269). This new discovery trends to the NNE and has a direct intrusive association which is encouraging for the discovery of a large system. To date all of the holes drilled under the shallow pediment cover to the west of the Sierra Blanca Deposit have intersected thick zones of low-grade mineralization with several intervals of +1 g/t gold. We believe these features indicate potential for a large new deposit adjacent to the existing pit design (Figure 1).

Rhyolite & YellowJacket Extension

The Rhyolite-YellowJacket extension target is at the north end of the currently defined YellowJacket deposit. The Rhyolite extension is a NE trending zone that was tested with three holes in 2015, with two returning intercepts of high-grade stockwork type mineralization (10.7m @ 3.5 g/t gold [NB-15-267] and 6.1m @ 1.9 g/t gold [NB-15-266]). The northern extension of the YellowJacket deposit was tested with four holes which indicate low-grade mineralization continues to the north another 100 metres but that the vein system is likely displaced to the west into the "Swale" target area which will be tested in the next round of exploration. It appears that the YellowJacket and the NW Sierra Blanca structural zones are converging in the Swale target area.

Savage

The Savage target is located about one kilometre south of the YellowJacket deposit and has returned broad zones of disseminated low-grade mineralization with a deeper zone of higher grade intrusive related mineralization (NB-15-273 with 3.1m @ 2.05 g/t gold, 178 g/t silver and up to 0.2% copper). This deeper mineralization could be the beginning of a new large deposit type that maybe associated with a major structural zone underlying the entire Sierra Blanca/YellowJacket deposit area. This structural zone could be represented at surface as the West Jolly Jane Fault zone and could be a very important District scale mineralizing fluid pathway. The Savage and North Jolly Jane exploration projects will be linked to make sure we have a clear understanding of the intrusive and structural relationship between these large scale target environments and their potential.

Jolly Jane North

The Jolly Jane North target is centered along the West Jolly Jane Fault which hosts broad zones of deeply oxidized, disseminated gold mineralization. This structural zone dips shallowly to the west and could be similar to the main ore controlling fault in the historic Bullfrog deposit located 10 kilometres to the south. The West Jolly Jane Fault projects underneath the main Sierra Blanca/YellowJacket deposit and could host not only Bullfrog type high-grade vein mineralization but mineralized intrusives, significantly expanding its potential. Assuming this feature is going through and its dip is constant it should project under the deposits at a depth of 350 to 500 metres below the surface. It is possible that the deep hole drilled in the Savage target intercepted the top of this structural zone or a splay off of it. Further surface exploration and follow-up drilling will confirm the potential of this zone and its relationship to the Savage and other potential targets below the current deposits which have never been tested.

Additional Phase II Targets - Cat Hill and other Eastern Zone Potential

Phase II drilling will focus on following-up success from the phase 1 program and testing of targets in the new Eastern area that have returned positive results described below. This program will be initiated in the fall following the return and analysis of the phase I results.

Results from the Cat Hill target have confirmed the presence of a large oxide gold system which is along the structural margin of a large block of basement rocks. This geologic setting is similar to that in the Sierra Blanca/YellowJacket deposit and when linked to other discoveries at Connection, Vinegaroon and Alunite Hill could be outlining a system with similar size potential. These large areas of uplifted blocks of basement rocks have created major structural movement along their margins which created large fault zones that form excellent pathways for mineralizing fluids with potential to form the large disseminated deposits as well as the fault controlled high-grade deposits. The drill discoveries in this new area of large disseminated gold mineralization with early indicators of high-grade potential has now outlined a highly perspective area for the discovery of another Sierra Blanca/YellowJacket deposit under a thin veneer of alteration cover.

About the North Bullfrog Project, Nevada

Corvus controls 100% of its North Bullfrog Project, which covers approximately 72 km² in southern Nevada. The property package is made up of a number of private mineral leases of patented federal mining claims and 865 federal unpatented mining claims. The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

The North Bullfrog project includes numerous prospective gold targets at various stages of exploration with four having NI 43-101 mineral resources (Sierra Blanca, Jolly Jane, Mayflower and YellowJacket). The project contains a measured mineral resource of 3.86 Mt at an average grade of 2.55 g/t gold and 19.70 g/t silver, containing 316.5k ounces of gold and 2,445k ounces of silver, an indicated mineral resource of 1.81 Mt at an average grade of 1.53 g/t gold, and 10.20 g/t silver, containing 89.1k ounces of gold and 593.6k ounces of silver and an inferred resource of 1.48 Mt at an average grade of 0.83 g/t gold and 4.26 g/t silver, containing 39.5k ounces of gold and 202.7k ounces of silver for oxide mill processing. The mineral resource for the mill process was defined by Whittle^{TM} optimization using all cost and recovery data and a breakeven

cut-off grade of 0.52 g/t gold. In addition, the project contains a measured mineral resource of 0.3 Mt at an average grade of 0.25 g/t gold and 2.76 g/t silver, containing 2.4k ounces of gold and 26.6k ounces of silver, an indicated mineral resource of 22.86 Mt at an average grade of 0.30 g/t gold and 0.43 g/t silver, containing 220.5k ounces of gold and 316.1k ounces of silver and an inferred mineral resource of 176.3 Mt at an average grade of 0.19 g/t gold and 0.67 g/t silver, containing 1,077.4k ounces of gold and 3,799.2k ounces of silver for oxide, heap leach processing. The mineral resource for heap leach processing was defined by Whittle^{TM} optimization using all cost and recovery data and a breakeven cut-off grade of 0.15 g/t.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Pontius is not independent of Corvus, as he is the CEO & President and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has coordinated execution of the work outlined in this news release and has approved the disclosure herein. Mr. Brechtel is not independent of Corvus, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Mark Reischman, Corvus Gold's Nevada Exploration Manager, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

For additional information on the North Bullfrog project, including information relating to exploration, data verification and the mineral resource estimates, see "Technical Report and Preliminary Economic Assessment for Combined Mill and Heap Leach Processing at the North Bullfrog Project, Bullfrog Mining District, NYE County, Nevada" dated June 16, 2015, which is available under Corvus Gold's SEDAR profile at www.sedar.com.

About Corvus Gold Inc.

Corvus Gold Inc. is a North American gold exploration and development company, focused on its near-term gold-silver mining project at North Bullfrog, Nevada. In addition the Company controls a number of other North American exploration properties representing a spectrum of gold, silver and copper projects. Corvus is committed to building shareholder value through new discoveries and the expansion of those discoveries to maximize share price leverage in a recovering gold and silver market.

On behalf of
Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information: Ryan Ko
                      Investor Relations
                      Email: info@corvusgold.com
                      Phone: 1-844-638-3246 (toll free) or (604) 638-3246
                      Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the potential for new deposits and expected increases in a systems potential; anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple YellowJacket style high-grade zones, the Company's belief that the parameters used in the Whittle^{TM} pit optimization process are realistic and reasonable, the potential to discover additional high grade veins or additional deposits, the potential to expand the existing estimated resource at the North Bullfrog project, the potential for any mining or production at North Bullfrog, the economics presented in the PEA, the potential for the Company to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada and the Company's most recent filings with the United States Securities and Exchange Commission (the "SEC"). All of the Company's Canadian public disclosure filings in Canada may be accessed via www.sedar.com and filings with the SEC may be accessed via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the

basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure in our latest reports and registration statements filed with the SEC. You can review and obtain copies of these filings at http://www.sec.gov/edgar.shtml. U.S. Investors are cautioned not to assume that any defined resource will ever be converted into SEC Industry Guide 7 compliant reserves.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.